Airgain, Inc.

3611 Valley Centre Drive, Suite 150

San Diego, CA 92130

May 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airgain, Inc.

Registration Statement on Form S-3

File No. 333-263568

To the addressees set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Airgain, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 9, 2022, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

AIRGAIN, INC.

By:	/s/ Jacob Suen
Jacob Suen
President and Chief Executive Officer

cc:	Matthew T. Bush, Latham & Watkins LLP